Exhibit 4.1

SERVICE AGREEMENT

between

SMITHKLINE BEECHAM CORPORATION

and

JEAN-PIERRE GARNIER

T H I S   A G R E E M E N T is made the 3rd day of March 2004

BETWEEN:-

(1)	SMITHKLINE BEECHAM CORPORATION, a corporation organized under the laws of the Commonwealth of Pennsylvania with its office at One Franklin Plaza, Philadelphia PA 19101 (the "Company") and

(2)	DR JEAN-PIERRE GARNIER (the ”Executive")

WITNESSETH:

WHEREAS, the Company desires to enter into an Agreement to set out the terms and conditions ofthe Executive's employment with the Company, and

WHEREAS, the Executive desires to continue in employment with the Company under those terms and conditions,

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration and intending to be legally bound, the parties hereto agree as follows:

1	INTERPRETATION

1.1	In this Agreement (and any schedules to it)

"Accrued Obligations" means:

(i)	the Executive's base salary under this Agreement through to the end of the month in which the Termination Date occurs at the rate in effect on the Termination Date and, upon submission of the appropriate documentation, the reimbursement of any business expenses incurred by the Executive prior to the Termination Date;

(ii)	any unpaid bonus pertaining to the previous financial year and the product of any target bonus for the financial year in which the Termination Date occurs and a fraction, the numerator of which is the number of days in the Company's current fiscal year up to the Termination Date and the denominator of which is 365;

(iii)	any remuneration previously deferred by the Executive (together with any accrued interest) and not yet paid by the Company including payment for any accrued vacation not taken by the Executive; and

(iv)	any other benefits to which the Executive is entitled, as determined in accordance with the applicable plans and policies of the Company.

"Affiliates" means GlaxoSmithKline plc or any corporation, partnership or venture in which GlaxoSmithKline plc owns, directly or indirectly, 50 per cent or more of the voting stock, or in the case of any entity or venture other than a corporation, 50 per cent or more of the voting equity interest;

"Board" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this Agreement;

"Employment" means the employment governed by this Agreement;

"Group" means the Company, GlaxoSmithKline plc and its Affiliates;

"GSK Companies" means any one or more of the Company, GlaxoSmithKline plc and any of its Affiliates;

"GSK Company" means any one of the Company, GlaxoSmithKline plc or any of its Affiliates;

"GSK plc Board" means the board of directors of GlaxoSmithKline plc from time to time or any person or committee nominated by that board of directors as its representative for the purposes of this Agreement;

"Termination Date" means the date on which the Employment terminates, whether on the expiration of the Termination Notice Period or otherwise pursuant to this Agreement;

"Termination Notice" means written notice of termination of the Employment given by either the Company or the Executive;

"Termination Notice Date" means the date upon which a Termination Notice is given; and

"Termination Notice Period" means the period of notice required to be given by one party to the other under this Agreement.

1.2	References to any statutory provisions include any modifications or re-enactments of those provisions.

1.3	In this Agreement, terms used in the context of the GlaxoSmithKline Share Option Plan and Performance Share Plan shall have the meaning ascribed to them in such plans.

2	EMPLOYMENT

The Company hereby confirms the Employment of the Executive and the Executive hereby confirms his employment with the Company, on the terms and conditions set out in this Agreement. The Agreement and the term of the Executive's appointment pursuant to the Agreement shall be effective as of 1st January 2004, and prior to that date neither party shall have any rights, duties or obligations under this Agreement.

3	TERM

The Executive has been employed by the Company since 10th September 1990. The Employment shall continue until:

(i)	the Employment is otherwise terminated in accordance with this Agreement; or

(ii)	not less than 12 calendar months’ notice in writing is given by the Company to the Executive; or

(iii)	not less than 12 calendar months’ notice in writing is given by the Executive to the Company; or

(iv)	the first day of the month coincident with and next following the date on which the Executive attains age 60. In the event that this Agreement shall terminate pursuant to this Clause 3(iv), then the Executive shall thereafter be deemed an employee at will and shall be entitled only to payment of the Accrued Obligations and to any other benefits, terms or payments that are expressly contemplated by this Agreement to survive termination of this Agreement.

4	DUTIES AND RESPONSIBILITIES

4.1	The Executive is the Chief Executive Officer of GlaxoSmithKline plc (in which capacity he will report directly to the GSK plc Board). The Executive shall have such powers and duties as are from time to time given to him by the GSK plc Board consistent with the Employment and this Agreement. In addition, and for no additional consideration, the Executive shall, if requested by the GSK plc Board, serve as a director on the GSK plc Board, the Board or any other board of directors of any GSK Company.

4.2	During the Employment, the Executive shall devote his full business time and energies to the business and affairs of the Group.

4.3	The Executive shall not, without the prior written consent of the GSK plc Board, accept directorships, trusteeships and other appointments (other than of GSK Companies) or carry on or be engaged, concerned or interested either directly or indirectly in any other business or activity. A list of the directorships and outside interests of the Executive approved at the date of this Agreement is set out in Exhibit B. Any fees earned by the Executive in respect of such authorised activities may be retained by the Executive.

4.4	The location of the Executive's activities shall be at the Company's offices in Philadelphia, Pennsylvania, but, subject to the overall supervision and direction of the Board and the GSK plc Board, to perform properly his duties hereunder, he may be required to travel elsewhere in the world. The Executive is required to reside at a location convenient to the Company's operational headquarters in Philadelphia or such other location as the GSK plc Board may reasonably require.

5	SALARY, ETC.

5.1	In consideration of the services to be rendered by the Executive under this Agreement the Executive shall be paid a base salary at the rate of $1,522,500 per annum, payable in accordance with the Company's pay practices for its senior executives (but not less frequently than calendar monthly) credited to the Executive's bank account as notified to the Company for the purpose. Such salary shall be reviewed annually, in conformity with the Company's normal administrative practices for its senior executives and may be increased (but not reduced) by the Company by such amount if any as it shall think fit.

5.2	The Executive shall be entitled to participate in all such cash bonus plans and programs as are made available by the Company from time to time for senior executives in the United States, subject to the terms and conditions of such plans and programs (which shall be designed so that the Executive may participate in such cash bonus plans and programs on similar terms to other executives). The Executive’s bonus opportunity with a 100% performance rating at Bonus Level 1 will be 100% of his base salary.

5.3	The Executive shall be entitled to participate in respect of the base salary provided under Section 5.1 above, in such incentive programs made available by the Company from time to time to its senior executives in the United States subject to the terms and conditions of those plans in effect from time to time (which shall be designed so that he may participate in those plans and programs on similar terms to other executives).

5.4	The Executive shall be eligible to participate in the Company's employee benefit plans and programs made available to its senior executives in the United States subject to the provisions thereof in effect from time to time (which shall be so designed that he may participate in those benefit plans and programs on similar terms to other executives). The Executive’s life insurance, medical, dental, short term disability, long term disability coverage and other benefits shall be provided under the Company's benefits plans currently in effect, as may be amended from time to time.

5.5	Any grant of share options or awards of performance shares under such plans and programmes shall be granted subject to performance conditions, determined at the discretion of the GSK plc Board. Any performance shares received by the Executive under the Performance Share Plan – US concerning Target Awards granted in respect of any Performance Period commencing on or after 1st January 2004 must be retained for at least 2 years following the vesting of such performance shares. For the avoidance of doubt, the 2 year period commences the day next after the cessation of the Performance Period, notwithstanding that the Executive may defer payment of such a Final Award in accordance with the rules of the plan. The Executive’s future participation in certain plans and programmes may be affected if he does not satisfy the Share Ownership Requirements (as amended from time to time). Further, it is agreed that the Executive will retain the relevant number of shares (as set out in the Share Ownership Requirements) until at least one year after (i) the date upon which the Executive retires from the Company in accordance with the terms of any Company policy (as may be in force from time to time) or, (ii) the Executive ceases to employed by the Company on the date contemplated by section 3 (iv) of this Agreement. A list of all plans and programmes currently in operation is set out in Exhibit C. Details of the relevant plans and programmes are set out in the TotalReward section on myGSK.

5.6	The Executive’s salary under Clause 5.1 of this Agreement shall be inclusive of any fees or other remuneration to which the Executive may be entitled or receives as a Director, alternate Director, specialist adviser, consultant or by virtue of any other office or appointment in any Group company. The Executive shall account to the Company for all such fees or other remuneration by paying over or procuring to be paid over the same to the Company.

5.7	The Executive shall be entitled to receive and benefit from all perquisites that are applicable to the Chief Executive Officer of the Company and which are set out in the Company’s policies (as may be amended from time to time).

6	EXPENSES

The Company shall promptly reimburse to the Executive all reasonable travel, hotel, and other out of pocket expenses incurred by him in the performance of his duties under the Employment, claims for which are submitted to the Company regularly with appropriate supporting documentation.

7	VACATION

In addition to all legal holidays, the Executive shall be entitled to 25 days paid vacation per year in accordance with the Company's normal policies as amended from time to time.

On termination of the Employment, the Executive will be entitled to be paid for any accrued holiday not taken and will reimburse the Company for any holiday taken but not accrued.

8	RETIREMENT BENEFITS

The Executive shall be entitled to participate in the GlaxoSmithKline Cash Balance Pension Plan, GlaxoSmithKline Supplemental Cash Balance Pension Plan, GlaxoSmithKline Retirement Savings Plan and the GlaxoSmithKline Executive Supplemental Savings Plan, and any other retirement plans or programs now or hereafter made available by the Company to its senior executives in the United States. The Executive’s current balance and transitional credits under the relevant plans reflect an additional sixteen (16) years of service relating to the period the Executive worked at Schering Plough.

During the Executive’s period of Employment with the Company, or as otherwise provided under the Company’s benefits plans, the Company will credit the Executive with a retirement pension benefit in an amount equal to fifteen per cent (15%) of the Executive’s base salary and bonus paid during the calendar year, or portion thereof. Company credits will be made in instalments with each payroll period. Company credits will be made to the GlaxoSmithKline Cash Balance Pension Plan to the extent permitted under current plan rules and relevant Treasury Regulations, with the remainder contributed to the GlaxoSmithKline Supplemental Cash Balance Pension Plan.

9	SICKNESS AND LIFE INSURANCE AND DISABILITY

Subject to the provisions of the Company's benefits plans, and to the pertinent elections which the Executive makes within it, the Executive shall be entitled to life insurance, short term disability benefits and long term disability benefits and the Executive, his wife and dependent children shall be entitled to hospitalisation, surgical, “major medical" and dental coverage, in accordance with the rules of the relevant benefits plans, as may be amended from time to time.

10	INVENTIONS AND COPYRIGHT

10.1	The Executive shall, during the Employment, disclose to the Company, immediately after the same is made, discovered or devised, any improvement, process, development, discovery or invention (whether or not patentable or otherwise capable of being protected and whether or not related to technical or commercial matters) which he may make, discover or devise (alone or in conjunction with others) either:-

(i)	in the course of his normal duties (or of duties specifically assigned to him);

(ii)	as a result of knowledge gained during the Employment; or

(iii)	as a result of the use by the Executive of materials, equipment or facilities of the Company or any Affiliate.

Subject to Section 10.2 below, all such items shall become the absolute property of the Company without further payment, and the Executive shall satisfy his obligation in this regard by presenting the same to the Company or to GlaxoSmithKline plc, whichever in his judgement seems appropriate in the circumstances. The Executive shall not at any time during the Employment (except in the performance of his duties hereunder) or after its termination disclose any such improvement, process, development, discovery or invention to any third party and, further, shall, if and whenever required so to do by the Company (at the Company's expense), do all acts and things as the Company may reasonably require for obtaining any patent or other protection in respect thereof and vesting the same and all rights therein in the Company or as the Company may direct; provided that the above restriction shall not apply to any such improvement, process, development, discovery or invention which is or becomes generally available to the public other than as a result of disclosure by the Executive or by any person to whom he has made such disclosure.

10.1	In respect of any particular improvement, process, development, discovery or invention which is not covered by sub-paragraph (i), (ii) or (iii) of Section 10.1 above, the Executive shall (before exploiting or disclosing the same or otherwise committing himself to a third party) discuss any such item with the Company to ascertain whether or not it would be in the best interest of the Company and the Executive for the Company to take an assignment or licence of that improvement, process, development, discovery or invention.

11	CONFIDENTIALITY; GSK COMPANY SECURITIES

11.1	Without prejudice to any other duty owed to the Company or to any other GSK Company, the Executive shall not, except in the proper course of his duties hereunder or as authorised by the Board during or after the Employment, use or disclose to any person any Confidential Information obtained by him during his employment by the Company. For purposes of this Agreement, the term “Confidential Information” shall include, but not be limited to, confidential commercial, financial and strategic data pertaining to the GSK Companies and any other confidential information relating to the business or affairs of the GSK Companies including, without limitation, any invention, trade secret, manufacturing process or patent information of which he may became possessed in the course of the Employment.

The term “Confidential Information” shall not include any information

(i)	which is or becomes generally available to the public; or

(ii)	which is acquired by the Executive apart from his association with the GSK Companies other than, in each case, as a result of disclosure by the Executive or by any person to whom he has supplied information. In addition, the term “Confidential Information” shall not include any information which the Executive is required to disclose by applicable law or regulation or by order of a court or governmental body of competent jurisdiction, so long as the Executive gives the Board reasonable notice of such required disclosures and the opportunity to challenge any such requirement or order.

In the course of the Employment, the Executive is likely to obtain trade secrets and confidential information belonging to or relating to the GSK Companies and other persons. He will treat such information as if it falls within the terms of this Section 11.1 and this Section 11.1 will apply with any necessary amendments, to such information. If requested to do so by the Company, the Executive will enter into an agreement with other GSK Companies and any other persons in the same terms as this Section 11.1 with any amendments necessary to give effect to this provision.

11.2	During the Employment the Executive shall be bound, in respect of transactions in securities issued by any GSK Company, by the Company's policies from time to time in effect on employee securities dealing. In particular, the Executive shall advise the General Counsel, Chairman or Company Secretary of GlaxoSmithKline plc in writing before he or any member of his immediate family seeks to trade in such securities and shall be bound by any directions given by the General Counsel, Chairman or Company Secretary.

12	GENERAL TERMINATION PROVISIONS

12.1	On the termination of the Employment for whatever reason, the Executive shall upon receipt of written request so to do from the Company promptly deliver up to the Company any property belonging to the Company or any other GSK Company which may be in his possession or under his control including Confidential Information, lists of customers, correspondence, documents and other property. The Company shall promptly return to the Executive or permit him to remove from the premises of the Company and any other GSK Company, any property, personal records, files etc., belonging to the Executive which may be in its or their possession or control.

12.2	On the termination of the Employment for whatever reason, the Executive shall promptly resign on request by the Company or the Board or the GSK plc Board (if he has not already done so) from all offices held by him in the Company and any other GSK Company (except for any he is entitled to retain under any separate agreement with any of the GSK Companies), failing which the Executive irrevocably authorises the Company to appoint an officer of the Company to execute all documents on his behalf and do all things necessary to effect such resignations; provided, however, that the rights of the Executive hereunder shall not be affected by any technical distinctions between such resignations and any other reasons for termination.

12.3	Any termination of the Employment shall be without prejudice to the Executive's and the Company's continuing obligations under this Agreement.

12.4	The receipt by the Executive of any compensation or benefits on termination in accordance with the terms of this Agreement shall be contingent upon the execution by the Executive of an effective waiver and release of claims substantially in the form attached hereto as Exhibit A.

12.5	The parties hereto acknowledge and agree that, in the event the Executive's employment with the Company under this Agreement is terminated by the Company for any reason, the Executive will not be required to mitigate his damages by affirmatively seeking other employment after such termination of employment.

12.6	The terms of the US GSK Severance Policy as in force from time to time, shall not apply to the Executive.

13	TERMINATION DUE TO DEATH OR DISABILITY

13.1	In the event of the Executive's death, his Employment will terminate automatically on the date of his death. In the event of the Executive's death his duly qualified executor shall be entitled to receive those obligations accrued or earned and vested (if applicable) by the Executive as of the date of his death including, for this purpose, the Accrued Obligations.

13.2	The Company may elect to terminate the Employment by written notice ("Termination Notice for Disability”), if an independent physician selected jointly by the Company and an attorney duly appointed to act on behalf of the Executive has certified in writing that, by reason of a physical or mental illness or other condition of the Executive, the Executive is unlikely to be able to resume performance of duties under the Employment for the foreseeable future. The Employment will terminate on the Termination Date specified in the Termination Notice for Disability.

13.3	In the event the Company delivers a Termination Notice for Disability, the Executive shall forthwith be relieved from all offices, appointments and responsibilities that he may then hold under the Employment and be relieved of any duty to work for or serve the Company (and for these purposes Section 12.2 above shall operate). Thereupon the Executive shall be entitled to those rights accrued or earned and vested (if applicable) by the Executive as of the Termination Date including for this purpose all Accrued Obligations, provided that notwithstanding the foregoing the Executive shall, for the purposes of the continuation of pension benefits only, continue to be considered employed by the Company and his pension benefits under Section 8 above shall continue accordingly until the first day of the month coincident with and next following the date on which the Executive attains age of 60, but the Company shall not pay the Executive any compensation after the Termination Date.

14	TERMINATION FOR CAUSE

14.1	"Cause" shall mean:

(i)	the Executive is convicted of or pleads no contest to a felony; or

(ii)	the Executive, in carrying out his duties under the Employment, is found guilty, in accordance with the procedures set forth below, of wilful gross negligence or wilful gross misconduct; or

(iii)	the Executive commits a material breach of any material term of this Agreement.

14.2	Notice of Termination for Cause shall not be served unless:

(i)	the Board or the GSK Board shall have delivered a written notice to the Executive within 30 days of its having knowledge of one of the circumstances constituting Cause, stating which one of those circumstances has occurred;

(ii)	within 30 days of such notice, the Executive is permitted to respond and defend himself before the Board or the GSK Board; or

(iii)	within 30 days of the date on which the Executive is given the opportunity to respond and defend himself before the Board or the GSK Board, the Executive has not remedied such circumstance, if capable of remedy.

14.3	If the Executive has not remedied such circumstance as provided in Section 14.2(iii) above, within 30 days after the expiration of the period during which the Executive may remedy such circumstance, the Board may serve the Executive with Notice of Termination for Cause.

14.4	In the event the Employment is terminated for Cause, the Employment shall be deemed to terminate upon the date on which the Board serves Notice of Termination for Cause and the Executive shall be entitled only to payment of all previously accrued and unpaid salary then due and owing under this Agreement, up to the date of termination including reimbursement for expenses previously incurred and, save for the provisions of this Section 14.4, the Executive will have no claim for damages or any other remedy against the Company or any GSK Company.

15	TERMINATION BY NOTICE GIVEN BY EXECUTIVE

15.1	The Executive may terminate the Employment by notice in accordance with Section 3 above. Subject to Section 15.2 below, the Company shall require the Executive to continue to carry out the Employment during the Termination Notice Period (or other shorter period as shall be mutually agreed subject to Section 12.3 above).

15.2	Alternatively (and subject to Section 15.3 below), if it so elects, the Company may require the Executive to continue the Employment during the Termination Notice Period but shall not be obligated to provide the Executive with work or access to any premises of the Company or any other GSK Company (“Garden Leave Period”). For these purposes Sections 12.1 and 12.2 above shall come into effect, not on the termination of the Employment, but on the Termination Notice Date. During such Termination Notice Period, the Executive

(i)	shall continue to receive his full salary and other benefits hereunder; and

(ii)	shall engage in no other business activity of any sort (except those previously permitted under Section 4.3 above)

PROVIDED that if any of the Termination Notice Period would extend beyond the Termination Date contemplated in Section 3(iv), then the payments provided for in this Section 15.2 will cease at such Termination Date. However, in the event that the Executive obtains an offer of future alternative employment with another employer, or otherwise wishes to take up an alternative business activity, and he can satisfy the Company that such employment/activity is not in breach of Sections 17 and 18, the Company at its discretion may waive the balance of the Termination Notice Period so as to enable the Executive to take up such alternative employment activity; whereupon, subject to Section 12.3 above, the Company's obligations to the Executive under this Section 15.2 shall cease with effect from the agreed revised Termination Date.

15.3	The Company and the Executive agree that if the Company shall fully perform, when due, all of its obligations under Section 15.2 above, such performance shall be in full and final settlement of all or any claims or rights of action which the Executive might have against the Company or any GSK Company arising out of this Agreement or its termination or otherwise howsoever relating to the Employment.

16	TERMINATION ON NOTICE GIVEN BY COMPANY

16.1	Except in connection with a termination of the Employment under Sections 13, 14 and 15 above, the Company may terminate the Employment by notice in accordance with Section 3 above. From and after the Termination Notice Date, subject to Section 16.2 and without prejudice to the terms of section 16.3, the Company shall require the Executive to continue to carry out the Employment during the Termination Notice Period (or such other shorter notice period as shall be mutually agreed), PROVIDED that the Executive shall be no worse off in terms of amounts and timing of receipt of payments and other benefits from the Company than if the Company exercises its election under Section 16.2 below.

16.2	Alternatively (and subject to Sections 16.3 and 16.4 below), if it so elects, the Company may, after it has given Termination Notice, require the Executive to continue the Employment during a Garden Leave Period, such that the Company shall not be obligated to provide the Executive with work or access to any premises of the Company or any GSK Company thereof. For these purposes, Sections 12.1 and 12.2 above shall come into effect, not on the termination of the Employment, but on the Termination Notice Date. During the whole of the Termination Notice Period, the Executive shall receive salary and benefits in accordance with the terms of this Section 16.2, which shall exclude share entitlements under Sections 5.2 or 5.3 above, PROVIDED that if any of the Termination Notice Period would extend beyond the Termination Date contemplated in Section 3(iv), the payments provided for in this Section 16.2 will cease at such Termination Date. In particular, within 30 days of the Termination Notice Date, the Company shall pay to the Executive all Accrued Obligations and, as a lump sum, his full salary, bonus and 12 months pension contributions at the rate of 15 % of the Executive’s full salary and bonus in respect of the entire Termination Notice Period (except for any part of it attributable to the period falling after the Termination Date contemplated in Section 3(iv) of this Agreement and subject to deduction of tax and any other deductions required to be made) (“the Lump Sum”). For this purpose, full salary shall be the basic salary in effect at the Termination Notice Date and bonus shall be calculated on the basis of the Executive achieving 100% of the target bonus at Bonus Level 1. It is agreed that the Executive will be entitled to the Lump Sum in accordance with the terms of this section 16.2 in the event that the Executive resigns for Good Reason (as defined in section 16.6 below). For the avoidance of doubt, the payment by the Company to the Executive of the Lump Sum will extinguish any and all liability imposed on the Company by this Section 16.2 to make any further payment to the Executive in respect of salary and bonus under this Agreement during the Termination Notice Period. After the payment of a Lump Sum pursuant to this Section 16.2, at the end of or at any time during the Garden Leave Period the Company may at its sole and absolute discretion terminate the Employment by further written notice to the Executive without any further payment. In any event at the end of the 12 month Garden Leave Period the Employment will also terminate automatically and the Company shall be under no obligation to make any further payment to the Executive, save for in respect of any Accrued Obligations that may exist.

16.3	For the Termination Notice Period the Executive shall engage in no other business activities of any sort (except those previously permitted under Section 4.3 above). However, if, during the course of the Garden Leave Period or during the Termination Notice Period following either (i) resignation by the Executive for a Good Reason (as defined in section 16.6), or (ii) a deemed termination pursuant to section 16.8, the Executive obtains an offer of future alternative employment with another employer, or otherwise wishes to take up alternative business activities, and he can satisfy the Company that such employment activities are not in breach of Section 17 below, the Company will waive the balance of the Termination Notice Period so as to enable the Executive to take up such alternative employment/activities. Notwithstanding the provisions of this section 16.3, the Executive will continue to be entitled to receive the Lump Sum set out in section 16.2, with no reduction to reflect any waiver by the Company of the Termination Notice Period.

16.4	Provided that the total sum of all benefits payable to the Executive under Section 16 shall not be less than the Lump Sum, the Company and the Executive agree that the Company's obligations to the Executive under Section 16 constitute a genuine pre-estimate of the losses arising from the termination by the Company of the Agreement, and that if the Company shall fully perform, when due, all its said obligations, such performance shall be in full and final settlement- of all or any claims or rights of action which the Executive might have against the Company or any GSK Company or any officer or employee of the Company or any GSK Company arising out of this Agreement or its termination or otherwise howsoever relating to the Employment.

16.5	In the event that this Agreement is terminated pursuant to Section 3(iv), or the Employment is terminated by the Company giving notice to the Executive (except where such notice is a Notice of Termination for Cause), or the Executive resigns for Good Reason (as defined in section 16.6 below), then the Company shall ensure that the Remuneration Committee (which for the purposes of this Agreement shall mean the Remuneration Committee of the GSK plc Board) determines all Final Awards pertaining to any Target Awards granted under the GlaxoSmithKline Performance Share Plan — US and any successor plans ,without any proportionate reduction because of the Employment terminating or notice to terminate the Employment being given before the end of the Performance Period. For the avoidance of doubt, performance conditions will apply to all Target Awards and any Final Awards will be determined at the end of the full Performance Period. Notwithstanding the above, in the event of the Company terminating Employment, or resignation by the Executive for “Good Reason” (as defined below), or on retirement of the Executive in accordance with the terms of any Company policy ( as may be in force from time to time) or on the date contemplated by section 3 (iv) of this Agreement, any Target Awards granted to the Executive within 12 months of the Executive’s Termination Date will lapse on the Executive’s Termination Date.

16.6	In addition to any other provisions contained in this Agreement, the SB US Executive Share Option Plan 1989, the SB Employee Share Option Plan 1991, the GSK Share Option Plan and any successor plan or plans, in the event that this Agreement is terminated pursuant to Section 3(iv), or the Employment is terminated by the Company giving notice to the Executive (except where such notice is a Notice of Termination for Cause), or resignation by the Executive for "Good Reason", the Company confirms that (i) with respect to all stock options granted to the Executive before 1st December 2003, the Remuneration Committee has exercised its discretion, such that these stock option grants should vest immediately and remain exercisable until the expiry of the option period as if the Executive had still been employed by the Company and all performance and time conditions shall be deemed to have been satisfied, and (ii) with respect to all stock options granted to the Executive after 1st December 2003, it shall ensure that the Remuneration Committee exercises its discretion to decide that such stock options vest immediately and, subject to the Remuneration Committee determining that any performance conditions attaching to such stock options have been satisfied, remain exercisable until the expiry of the option period as if the Executive had still been employed by the Company. For the avoidance of doubt, any performance conditions attaching to stock options granted to the Executive after 1st December 2003 shall not be deemed to have been satisfied under this section 16.6. "Good Reason" shall be defined as the Executive’s resignation as a direct result of the Executive not being elected or retained as a Director of GlaxoSmithKline plc (or any merged company), or as a result of a change of control of GlaxoSmithKline plc following which event the Executive is not appointed Chief Executive Officer of the merged company, provided that such resignation occurs on or within 30 days after the first anniversary of such change in control. "Change of control" shall for the purposes of paragraph 16.6 of this Agreement have the meaning set out in the relevant plan. Notwithstanding the above, any stock options granted to the Executive within 12 months of the Executive’s Termination Date will lapse on the Executive’s Termination Date.

16.7	After termination of Employment by the Company for any reason (other than for Cause), or the Executive’s resignation for Good Reason, the Executive may choose to continue to participate in the Executive Life Insurance Program which will provide a benefit of two times the Executive’s compensation at retirement. The Company will fund this benefit until the Executive’s 65th birthday. For the purposes of this Section 16.7, "change of control" in the definition of "Good Reason" shall mean any transaction by which an independent third party becomes the beneficial owner (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act")), in exchange for cash, stock or property, of either (a) more than fifty percent of the outstanding voting equity securities of GlaxoSmithKline plc; or (b) all or substantially all of the assets of GlaxoSmithKline plc. “Independent third party” shall mean any person or any group, within the meaning of Section 13(d)(3) of the Act, other than any GSK Company or any person controlled by or under common control with any GSK Company.

16.8	A removal by the Company of the Executive from his current position which results in a demotion to a position with less responsibility than his current position, or a change in reporting relationships which results in the Executive no longer reporting directly to the GSK Board, or any successor board, will be deemed to be a termination by the Company on notice pursuant to Section 16 of this Agreement.

16.9	(a)	In the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Executive under this Agreement (a “Payment”) would be subject to the excise tax imposed by the Internal Revenue Code of 1986, as amended (the ”Code”), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in cash equal to the sum of the Excise Tax plus any other taxes and related payments that are incurred by the Executive in connection with the Payment (including, without limitation, any income taxes, employment taxes and excise taxes imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to taxes associated with the Payment) such that the Executive is in the same after-tax position as if no excise taxes under Section 280G of the Code had been imposed with respect to the Payment.

(b)	Subject to the provisions of subsection (c) below, all determinations required to be made under this Section 16.9, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by PricewaterhouseCoopers or such other independent certified public accounting firm as may be designated by the Company (the "Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive as soon as practicable after the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 16.9, shall be paid by the Company to the Executive within ten days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to subsection (c) below and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

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(c)	The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprize the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30 day period following the date on which he gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i)	give the Company any information reasonably requested by the Company related to such claim;

(ii)	take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii)	co-operate with the Company in good faith in order effectively to contest such claim; and

(iv)	permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company, shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this subsection (c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)	If, after the receipt by the Executive of an amount advanced by the Company pursuant to subsection (c) above, the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of subsection (c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to subsection (c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

17	RESTRICTIONS DURING AND AFTER TERMINATION OF EMPLOYMENT

17.1	In this Section:

“Restricted Business” means the businesses of the Company or any Group Company at the Termination Date (or if earlier the start of any Garden Leave Period ending on the Termination Date) with which the Executive was involved to a material extent during the last 12 months of the Employment.

“Restricted Period” means any period during which the Executive is employed by the Company (including for the avoidance of doubt, any Garden Leave Period) and the period of 12 months, less any Garden Leave Period imposed by the Company under Section 15 or Section 16 and less any period of notice worked by the Executive during the notice period set out in section 3, commencing on the Termination Date.

17.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers clients and employees of the Company, GlaxoSmithKline plc and its GSK Companies during the course of the Employment. To protect these interests, the Executive agrees with the GSK Company that the Executive will be bound by the following covenants:

17.2.1	During the Restricted Period the Executive will not be engaged in (except as the holder, directly or indirectly, of less than 5 per cent of the shares) any of Merck, Pfizer Inc, Novartis, Roche Holdings Limited, Eli Lilly & Co or Astra Zeneca plc (hereinafter referred to individually and collectively as the “Prohibited Companies”) or any subsidiary of the Prohibited Companies or any company created as a result of the merger of any of the Prohibited Companies with any company or any company that acquires the majority of the business of one of the Prohibited Companies or becomes a member of the controlled group of any of the Prohibited Companies or is under common control with any of the Prohibited Companies, within the meaning of Section 4.4(b), (c), (m) or (o) of the Code that are in competition or are about to compete with the Restricted Business.

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17.2.2	During the Restricted Period the Executive will not, interfere or endeavour to interfere with the continuance of the provision of goods or services to the Company, or any GSK Company, by any supplier which was a supplier of goods or services to the Company, or any GSK Company during the last 12 months of the Employment and with whom the Executive dealt to a material extent during that period.

17.2.3	During the Restricted Period the Executive will not entice or try to entice away from the Company or any Group Company any person who is still employed by the Company or a Group Company during the Restricted Period and is a senior employee, director or full time senior consultant of such a company and with whom the Executive worked closely in the last six months of the Employment.

18	REASONABLENESS OF RESTRICTIONS

18.1	Each of the obligations on the Executive contained in Section17 above constitutes an entirely separate and independent restriction on the Executive notwithstanding that they be contained in the same Section, paragraph or sentence.

18.2	The restrictions contained in Sections 17 are considered reasonable by the parties, but in the event that any such restrictions shall be found to be void but would be valid if some part thereof were deleted or the period or radius of application reduced, such restrictions shall apply with such modification as may be necessary to make it valid and effective. In particular, the Executive agrees that the restrictions are reasonable and necessary for the protection of the Company and the GSK Companies.

18.3	If the Executive shall, during the Restricted Period receive from any person, firm or company, an offer to provide services in any capacity whatsoever, or to enter into employment where acceptance of such offer, or the taking of such employment, might render him in breach of the provisions of this Agreement, he shall promptly advise the offeror of the existence of the restrictions set forth in Section 17 hereof.

18.4	The Executive acknowledges that the Company has no adequate remedy at law and would be irreparably harmed if the Executive breaches or threatens to breach the provisions of Section 17 above and, therefore, agrees that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of Section 17 above, and to specific performance of the terms of each such sections in addition to any other legal or equitable remedy it may have. The Executive further agrees that he shall not, in any equity proceedings involving him relating to the enforcement of Section 17 above raise the defence that the Company has an adequate remedy at law. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have.

19	SEVERABILITY

In the event that any provision or portion of this Agreement, other than the provisions of Sections 5 and 6, shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force -and effect to the fullest extent permitted by law.

20	SUCCESSORS AND ASSIGNS

20.1	This Agreement shall be binding upon and inure to the benefit of the Company or any corporation or other entity to which the Company may transfer all or substantially all its assets and business and to which the Company may assign this Agreement, in which case "Company", as used herein, shall mean such corporation or other entity. The foregoing shall not relieve the Company of any of its obligations under Sections 15 and 16 hereof. The rights of the Executive shall inure to the benefit of and be enforceable by the Executive's legal representative.

20.2	The Executive may not assign this Agreement or any part thereof, or any rights thereunder, or delegate any duties to be performed by him hereunder.

21	SURVIVORSHIP

To the extent contemplated by this Agreement, the respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

22	NOTICES

Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or sent -by certified or registered mail, duly addressed to the party concerned at the address above or to such changed address as the party may subsequently give like notice thereof. Any notice delivered personally under this Section 23 shall be deemed given on the date delivered and any notice sent by courier shall be deemed given on the date delivery is recorded by such courier.

23	ENTIRE AGREEMENT

This Agreement is entered into in substitution for any agreement or arrangement made between the Company and the Executive, which shall have no further effect whatsoever, and this Agreement contains all the legally binding understandings and representations pertaining to the subject matter hereof and supersedes all legally binding understandings and agreements, if any, whether oral or in writing, previously entered into by the Executive and the Company with respect thereto.

24	AMENDMENT OR MODIFICATION

No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing, signed by the Executive and by a duly authorised officer of the Company who shall supply the Executive with evidence of such authority. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time.

25	WITHHOLDING

Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Executive, or to his estate or beneficiaries, shall be subject to withholding of such amounts relating to taxes as the Company may be required to withhold pursuant to any applicable statute, law or regulation.

26	INDEMNIFICATION AND INSURANCE

26.1	The Company agrees that if the Executive is made a party or is threatened to be made a party to any action, suit or proceeding or governmental or other investigation by reason of the fact of the Employment or that he is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another GSK Company or entity (a “Proceeding"), he shall be indemnified by the Company to the fullest extent permitted by applicable law against all expenses, liabilities and losses reasonably incurred or suffered by the Executive in connection therewith (including any tax payable by the Executive as a result of payments made by the Company pursuant to the indemnity), including, without limitation, payment of expenses incurred in defending a Proceeding prior to the final disposition of such Proceeding; provided, however, that written notice of such Proceeding is given promptly to the Company by the Executive and the Company is permitted (where appropriate) to participate in and assume the defence of such Proceeding. The provisions of this Section 26 shall survive the termination of the Employment and shall be in addition to any other rights to indemnification to which the Executive may from time to time be entitled, whether under any applicable insurance policies or otherwise.

26.2	The Company shall provide the Executive with Legal Expenses, Insurance and Directors’ and Officers’ Liability insurance under the Company's policy current from time to time.

27	DATA PROTECTION

The Executive consents to the Company or any Group Company holding and processing both electronically and manually the data it collects which relates to the Executive for the purpose of the administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations. The Executive also consents to the transfer of such personal information to other offices the Company may have or to a Group Company or to other third parties whether or not outside the United States for administration purposes and other purposes in connection with the Executive’s employment where it is necessary or desirable for the Company to do so.

28	GOVERNING LAW

This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the Commonwealth of Pennsylvania.

29	TITLES

Titles to the sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any Section.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first before written.

Your signature on the line below constitutes your agreement with each provision contained herein.

SMITHKLINE BEECHAM CORPORATION By: /s/ Donald F Parman Title: Secretary

ACKNOWLEDGED AND AGREED:

/s/ Jean-Pierre Garnier Jean-Pierre Garnier

Date: 3rd March 2004

Exhibit A

[COMPANY LETTERHEAD]

[DATE]

Jean-Pierre Garnier Waiver and Release

Dear Dr Garnier

In connection with the termination of your employment with SmithKline Beecham Corporation, a corporation organised under the laws of the Commonwealth of Pennsylvania (the "Company”), and in consideration for the compensation and benefits payable to you under the Service Agreement between you and the Company dated [ ] (the “Service Agreement"), you hereby agree as follows:

1 Contingent Terms

You hereby acknowledge that the compensation and benefits that are payable to you on and after the date of your termination of employment with the Company (the "Termination Date") are contingent upon your execution of this Waiver and Release, without which execution you will not be entitled to any of the amounts described in Sections [LIST] of the Service Agreement.

2 Release and Waiver of Claims

(a)	For purposes of this release and waiver of claims (the "Release”),"Company parties"means the Company and any and all of its predecessor companies, parent companies, subsidiaries and affiliates wherever located and each of its present, former and future directors, officers, employees, agents, attorneys, heirs and assigns.

(b)	In consideration of benefits set forth herein, the receipt and adequacy of which are hereby acknowledged by you, you do hereby release and discharge the Company Parties from any and all claims, actions, causes of action, suits, costs, controversies, judgements, decrees, verdicts, damages, liabilities, attorneys' fees, covenants, contracts and agreements that you may have, or in the future may possess, with respect to the Company Parties, including, but not limited to, any claims arising under Title VII of the Civil Rights Act of 1964, the Rehabilitation Act of 1973, the Americans with Disabilities Act of 1990, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974, the Family Medical Leave Act of 1993, the Pennsylvania Human Relations Act, the City of Philadelphia Fair Practices Code or any other federal or state or local law, whether such claim arises under statute, common law or in equity, and whether or not you or any of the Company Parties are presently aware of the existence of such claim, damage, action or cause of action, suit or demand. You also hereby forever release, discharge and waive any right you may have to recover in any proceeding brought by any federal, state or local agency against the Company Parties to enforce any laws. You agree that the value received as described in the Service Agreement shall be in full satisfaction of any and all claims, actions or causes of action for payment or other benefits of any kind that you may have against the Company Parties.

(c)	In further recognition of the consideration cited above, you hereby release and forever discharge each of the Company Parties from any and all claims, actions and causes of action that you may have as of the date you sign and deliver to the Company this Waiver and Release arising under the federal Age Discrimination in the Employment Act of 1967, as amended, and the applicable rules and regulations promulgated thereunder (“ADEA”) which may be based in whole or in part on age discrimination.

3	Acknowledgement

By signing this Waiver and Release, you hereby acknowledge and confirm the following:

(a)	You were advised by the Company in connection with your resignation to consult with an attorney of your choice prior to signing this Waiver and Release and to have such attorney explain to you the terms of this Waiver and Release including, without limitation, the terms relating to your release of claims arising under ADEA.

(b)	You were given not less than 21 days to consider the terms of this Waiver and Release and to consult with an attorney of your choosing with respect thereto, and that for a period of seven days following your acceptance hereof, you have the option to revoke such acceptance in accordance with the terms set forth below.

4	Revocation

You shall have the right to revoke this Waiver and Release during the seven-day period (“Revocation Period”) commencing immediately following the date you indicate on the signature page at the time you sign this Waiver and Release. The Revocation Period shall expire at 5:00 p.m. Eastern Standard Time on the last day of the Revocation Period; provided however, that if such seventh day is not a business day, the Revocation Period shall extend to 5:00 p.m. on the next succeeding business day. In the event of any such revocation by you, all obligations of the Company under the Service Agreement that are contingent upon the execution of an effective waiver and release shall terminate and be of no further force and effect as of the date of such revocation. No such revocation by you shall be effective unless it is in writing and signed by you and received by the Company prior to the expiration of the Revocation Period.

5	Acceptance

You may indicate your acceptance of this Waiver and Release by signing and dating both copies of this Waiver and Release and delivering one such copy to the [TITLE] of the Company.

Exhibit B: List of Directorships and Outside Interests

The Executive’s service as an officer, director, or trustee of the following organisations is hereby approved by the Company for the purposes of section 4.3 of this Agreement and is not restricted by this Agreement provided it does not interfere with the performance of his duties for the Company:

Eisenhower Exchange Fellowship

Non-Executive Director — United Technologies Corporation

British Pharmaceutical Group

INSEAD UK Council.

Exhibit C : US Benefits

TotalReward makes the spirit of GSK an everyday reality for our people and is a major building block for achieving our mission. The principles have been developed to ensure that the interest of our employees is very closely aligned with GSK's.

TotalReward is a competitive package designed to attract, retain, motivate and develop the best talent. At the same time, it is cost-effective, benefiting GSK and our employees. Below is a list providing examples of the benefits currently provided as at the date of the contract.

TotalReward includes:

Total Cash opportunities — Salary, Bonus, Share Option Plan, Performance Share Plan

Long term savings and retirement plans — Cash Balance Pension Plan, Retirement Savings Plan , Executive Supplemental Savings Plan (ESSP)

An array of comprehensive benefits to protect your health and welfare programs to help you better balance your work life and your personal life — Executive Life Insurance Plan, Executive Medical Plan, Retiree Medical Plan.

The Executive’s future participation in certain of these plans and programmes may be affected if he does not satisfy the Share Ownership Requirements (as amended from time to time).

Details of the relevant plans and programmes and Share Ownership Requirements are set out in the TotalReward section on myGSK.

The Company reserves the right to amend, modify or withdraw the benefits, from time to time.